ENVOY MEDICAL, INC.

4875 White Bear Parkway

White Bear Lake, MN 55110

April 30, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Juan Grana and Margaret Sawicki

Re:	Envoy Medical, Inc. Registration Statement on Form S-1 File No. 333-276590

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Envoy Medical, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File No. 333-276590) (the “Registration Statement”), to 4:05 p.m., Eastern Time, on May 2, 2024, or as soon as practicable thereafter.

We understand that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling David P. Slotkin at (202) 887-1554.

Very truly yours, Envoy Medical, Inc.

By:	/s/ Brent T. Lucas
Name: Brent T. Lucas Title: Chief Executive Officer

cc:	David R. Wells, Chief Financial Officer Envoy Medical, Inc. David P. Slotkin Andrew P. Campbell Morrison & Foerster LLP